Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2006

Mr. Maurce R. Stone
Chairman and Chief Executive Officer
Intrepid Holdings, Inc.
3200 Wilcrest Avenue, Suite 575
Houston, TX 77042

**Re:    Intrepid Holdings, Inc.**
       **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
       **Filed March 31, 2006 and Amended May 9, 2006**
       **File No. 001-16173**

Dear Mr. Stone:

       We have completed our review of your Form 10-KSB and have no further
comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief